SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on August 12 and 13, 2026, drawn up in summary form

1.	Date, Time and Venue. Starting on August 12, 2026, at 9:30 a.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 3rd floor, São Paulo/SP, Brazil

2.	Call and Attendance. The meeting was duly called pursuant to the Company’s bylaws. In attendance were Mr. Michel Dimitrios Doukeris, Chairman, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Fernanda Gemael Hoefel and Luciana Pires Dias, all members of the Company's Board of Directors (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

4.1. Amendment of the Manual on Disclosure and Use of Information and Securities Trading Policy. Approve the amendment of the “Manual on Disclosure and Use of Information and Securities Trading Policy for Ambev S.A.”, in the form attached hereto as Exhibit I.

4.2. Cancellation of the Company's Shares. Approve the cancellation of 279,000,000 registered common shares, in book-entry form and with no par value, issued by the Company and held in treasury, with no reduction in the Company's share capital. As a result of the share cancellation, the Company's share capital is now divided into 15,484,664,889 registered common shares, in book-entry form and with no par value. The corresponding amendment to the heading of Article 5 of the Company's Bylaws will be submitted to the Shareholders' Meeting for resolution, which will be convened in due course.

5.	Closure: There being no further matters to be discussed, these minutes were prepared and, after being read and unanimously approved by the participating members of the Board, were signed by all of them.

São Paulo, August 13, 2026.

Certified that this extract is a true and faithful copy of a resolution contained in the minutes duly recorded in the Company's minute book.

Michel Dimitrios Doukeris	Guilherme Malik Parente
Chairman	Secretary

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

Exhibit I

Manual on Disclosure and Use of Information and Securities Trading Policy for Ambev S.A.

Ambev S.A.’s (“Ambev” or “Company”) policies on relations with investors and the market in general have always been based on the principle of transparency, and the Company’s conduct is guided by the principle of full disclosure of the available information regarding its business activities. Ambev adheres at all times to the highest standards of compliance with the statutes and regulations applicable to public companies which trade their securities in Brazil and abroad.

Pursuant to Ruling No. 44/21, the Brazilian Securities and Exchange Commission (“CVM”) established (i) a scheme of responsibility for the use, communication and disclosure of Material Acts or Facts of publicly held companies; and (ii) restrictions to trade securities of publicly held companies by certain entities or individuals, in specific circumstances. The same ruling also admits the adoption, by publicly held companies, of a securities trading policy in order to allow Individual Investment Plans – provided regulatory requirements are observed – to be capable of eliminating a possible presumption of inappropriate use of Privileged Information.

Considering CVM regulation, Ambev Board of Directors consolidated the Company’s best practices hereof - Manual on Disclosure and Use of Information and Securities Trading Policy (“Manual”), designed to regulate the conduct of directors persons and legal entities that, on account of their professional relationships, may have access to inside information related to Ambev. This Manual, therefore, comprises the best practices with regards to disclosure and use of information (Sections I and II) and to the securities trading with shares issued by Ambev (Section III).

Any questions concerning the applicability of this Manual shall be addressed to Ambev’s Investor Relations Officer.

Ambev S.A.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

Index

1.        Purpose and Scope

2.        Principles

3.        Definitions

Section I

Policy for the Disclosure and Use of Information related to Material Act or Fact

4.        Obligations towards the Investor Relations Officer

5.        Purpose of Disclosure of Material Act or Fact

6.        Definition of Material Act or Fact

7.        Examples of Material Act or Fact

8.        Internal Procedures for Communication and Disclosure of Material Act or Fact

9.        Public Meetings with Investors and Analysts

10.        Responsibility for Omission

11.        When to Communicate and Disclose - Terms

12.        Who to Communicate to

13.        Method of Disclosure

14.        Privileged Information and Confidentiality Duty

15.        Nondisclosure as Exception to the Rule

16.        Procedures in Case of Nondisclosure of a Material Act or Fact by the Company

17.        Request to CVM to Maintain Confidentiality

Section II

18.        Procedures for Communication of Information on Trading by Directors and Related Persons

19.        Procedures for Communication and Disclosure of Purchase or Sale of Material Ownership Interest

Section III

Policy on Securities Trading

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

20.        Blackout Periods

21.        Restriction to Trading in the Eminence of a Material Act or Fact

22.	Prohibition on Trading during the Period Preceding the Disclosure of Quarterly or Annual Financial Statement Information

23.        Exceptions to General Restrictions on Trading with Securities

24.        Restriction on Trading after Disclosure of Material Act or Fact

25.        Investment Individual Plans

Final Provisions

26.        Direct and Indirect Trading

27.        Responsibility of the Investor Relations Officer on monitoring policies

28.        Amendment to the Manual

29.        Liability of Third Parties

30.        Penalties

Schedules

Schedule I – Adhesion Form

Schedule II - Template for the Communication of Information on Negotiations of Directors and Related Persons

Schedule III - Template for the Communication of Information on the Acquisition or Sale of Relevant Ownership Interest

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

1. Purpose and Scope	The purpose of this Manual, whose defined terms can be found on item 3 below, is to establish high standards of conduct and transparency to be obligatorily followed by the Bound Persons, in order to align the Company’s internal policies with the principle of transparency and the best practices of conduct regarding the use and disclosure of Privileged Information and the Securities trading.

The Bound Persons are required to execute an Adhesion Form, in accordance with the terms of Article 17, Paragraph 1 of CVM Ruling No. 44/21, and in the form attached hereto as Schedule I.

The Company will keep at its headquarters a list of the persons and entities that have executed the Adhesion Form, with their qualification information, position or function, address and registration number with the Brazilian Federal Taxpayers’ Registry or Individual Taxpayers’ Registry. Such list will be available to CVM at all times.

2. Principles	All persons subject to this Manual shall conduct themselves in keeping with the values of good faith, loyalty and accuracy, as well as to the general principles set forth herein.

All efforts towards market efficiency must aim at assuring that competition among investors for optimal returns be based on analysis and interpretation of disclosed information and never on the privileged access to such information.

The persons subject to this Manual must bear in mind that transparent, accurate and timely information is the main tool available to the investing public, particularly to the shareholders of the Company, for ensuring necessary equitable treatment.

The Company’s relation with participants and opinion makers of the securities market must be consistent and transparent.

The persons subject to the provisions of this Manual are obliged to ensure that disclosure of information regarding the financial standing of the Company is correct, complete and continuous, developed by the competent Director incumbent with such duties, and that such information includes data regarding changes in the equity interests such persons hold in the Company’s capital stock, as provided in this Manual and in applicable regulations.

Except for purposes of asset protection, the persons subject to this Manual should not carry out transactions with securities issued by the Company, or referenced thereto, (i) in the short term and with a purely speculative purpose; or (ii) where a position is maintained directly or indirectly sold in the Company's shares.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

3. Definitions	The terms and expressions listed below will have the following meanings when used in this Manual:

“Adhesion Form”	an Adhesion Form to this Manual, to be executed by the Bound Persons pursuant to Section 17, Paragraph 1 of CVM Ruling No. 44 in the format included on Schedule I.

“Affiliated Companies”	the companies in which the Company holds a substantial interest (article 243, paragraph 1, of the Brazilian Corporation Law)

“Bound Persons”	(i) the Directors, members of the Fiscal Council and the members of other Technical or Consulting Bodies of the Company; (ii) employees of the Controlling, Tax, Legal, Treasury, Investors’ Relations, Mergers and Acquisitions and Internal Audit Management Departments; (iii) employees and executives with access to Material Information, including Vice-Presidents and non-statutory executive officers; (iv) any person who, by virtue of its title, function or position within the Controlling Person, the Controlled Companies and the Affiliated Companies has knowledge of information related to a Material Act or Fact with respect to the Company; and (v) the Controlling Shareholders.

“Brazilian Corporation Law”	Law No. 6,404/76, dated as of December 15, 1976, as amended.

“Controlled Companies”	the companies in which the Company holds, either directly or through other subsidiaries, an ownership interest that entitles the Company to prevail in corporate resolutions, on a permanent basis, and that confers to the Company the power to elect the majority of its directors.

“Controlling Shareholders” or “Controlling Person”	the shareholder or group of shareholders bound by a shareholders’ agreement or under common control that exercise the controlling power over Ambev, in accordance with the terms of the Brazilian Corporation Law.

“CVM Ruling No. 44/21”	CVM Ruling No. 44, dated as of August 23rd, 2021, including subsequent amendments, provides for the disclosure and use of information related to Material Acts or Facts regarding to publicly-held companies, as well as on the trading of securities issued by a publicly-held company in the eminence of a material fact still undisclosed to the market, among other matters.

“Directors”	The sitting and alternate members of the board of directors and the executive statutory officers of Ambev.

“Employees and Executives with access to Material Information”	the employees and executives of the Company, who have access to any Privileged Information on account of their title, function or position in the Company.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

“Fiscal Council Members ”	the members of the Fiscal Council of the Company, whether sitting or alternate, elected by the shareholders’ meeting.

“Former Directors”	former members of the board of directors and former executive statutory officers that have withdrawn from the management of the Company.

“Investor Relations Officer”	the executive officer of the Company responsible for providing information to the investing public, CVM, SEC, as the case may be, and the Stock Exchange or entities of the organized over-the-counter market, as well as for updating the Company’s registration.

“Privileged Information” or “Material Information”	all material information related to the Company that may have a significant impact on the quoted prices of the Securities that is still undisclosed to the investing public, pursuant to the applicable regulation.

“Related Persons”	the persons having the following ties with the Directors, members of the Fiscal Council and members of the Technical or Consulting Bodies of the Company: (i) a spouse, not legally divorce; (ii) a partner (companheiro em união estável); (iii) any dependent reported in the annual income tax return; and (iv) the companies controlled, and entities, including special purpose vehicles (SPVs), partnerships, and trusts, directly or indirectly either by the Directors and similar persons, or by Related Persons, as mentioned on items (i) to (iii) above.

“SEC”	the Securities and Exchange Commission.

“Securities”	Any shares, debentures, subscription receipts and subscription rights, promissory notes, put or call options, and indices and derivatives of any kind whatsoever, or any other collective investment instruments or agreements issued by the Company or referenced to them that are legally deemed as securities.

“Stock Exchange”	the stock exchanges or over-the-counter markets on which the Securities are traded, whether in Brazil or abroad.

“Technical or Consulting Bodies”	the bodies of the Company created by provisions of its bylaws or by the board of directors, and entrusted with technical duties or for serving as consultants to the Company’s directors.

Section I

Policies on Disclosure and Use of Information related to Material Act or Fact

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

4. Obligations towards the Investor Relations Officer	CVM Ruling No. 44/21 established a system that assigns responsibility for the use, communication and disclosure of Material Acts or Facts related to public companies. In this regard, the Investor Relations Officer is the primary responsible for the communication and disclosure of Material Acts or Events.

In order to ensure that the Investor Relations Officer will be able to comply with its duties, certain obligations have been created for certain persons linked to the Company, requiring them to communicate to the Investor Relations Officer any Material Act or Fact of their knowledge, so as to permit the Investor Relations Officer to take action accordingly.

5. Purpose of Disclosure of Material Act or Fact	The disclosure of a Material Act or Fact seeks to provide investors with the information they need to make investment decisions, in a timely, efficient and reasonable manner while preserving maximum symmetry with respect to the dissemination of information. This prevents persons having access to privileged information to use such information in the securities market for their own benefit or for the benefit of third parties, to the detriment of investors in general, the market or the Company itself.

6. Definition of Material Act or Fact

A “Material Act or Fact” within the meaning of article 155, Paragraph 1, of the Brazilian Corporation Law and article 2nd of CVM Ruling No. 44/21 means: (a) any decision by the Controlling Shareholder(s), and any resolution by the shareholders’ meeting or the management bodies of the Company; or (b) any other political, administrative, technical, commercial, economic or financial act or fact occurring or relating to the business of the Company that may have (“a” or “b”) a significant effect on:

(i)               the quoted price of the Securities;

(ii)             the decision of investors to purchase, sell or hold such Securities; or

(iii)           the decision of investors to exercise any rights inherent to the holding of such Securities.

7. Examples of Material Act or Fact	The article 2nd of the CVM Ruling No. 44/21 provides a non-exhaustive list of examples of Material Acts or Facts. In any case, the materiality of events pertaining to a Material Act or Fact must be analyzed in the context of the normal course of business and dimensions of the Company, as well as in the context of the information previously disclosed, and not in abstract, so as to avoid trivialization of the disclosure of Material Acts or Facts to the detriment of the quality of the analysis, by the market, of the Company’s prospects.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

8. Internal Procedures for Communication and Disclosure of Material Act or Fact	All information on Material Acts or Facts of the Company will be centralized in the Investor Relations Officer, who is the person responsible for disclosure and communication of Material Acts or Facts.

The Bound Persons must communicate all Material Acts or Facts of their knowledge to the Investor Relations Officer, who, in the terms of this Manual, is the person responsible for its disclosure to the appropriate bodies and release to the press.

9. Public Meetings with Investors and Analysts	The meetings with class entities, investors, analysts or to a selected audience either in Brazil or abroad regarding matters that may constitute Privileged Information must be attended by the Chairman or the Co-Chairmen of the Board of Directors, as the case may be, the Chief Executive Officer, or the Investor Relations Officer, or another person appointed for such purpose. It should be noted that any matter that may constitute Material Information and that is discussed at the meeting must be reported to the Investor Relations Officer, in order for such Privileged Information to be previously or simultaneously disclosed to the market.

10. Responsibility for Omission	The Bound Persons who have personal knowledge of a Material Act or Fact are required to communicate such Material Act or Fact to the Investor Relations Officer. If after such communication (and where no decision has been made to maintain confidentiality, under the terms of article 6 of the CVM Ruling No. 44/21 and item 16 of this Manual) the Bound Persons notice the Investor Relations Officer has failed to fulfill its duty to communicate and disclose such information, they will only be released from responsibility if they promptly communicate the Material Act or Fact in question to CVM.

11. When to Communicate and Disclose - Terms	Whenever possible, disclosure of a Material Act or Fact will be made before the opening or after the closing of trading on the Stock Exchanges in Brazil or abroad, but preferably after the close of these trading sessions.

As for the terms for communicating and disclosing information, the Investor Relations Officer shall also comply with the following:

(i)                communicate and disclose a Material Act or Fact occurring or relating to the Company’s business promptly after its occurrence;

(ii)             communicate and disclose a Material Act or Fact previously or simultaneously to the entire market, through any given means of communication, including disclosure of information to the press or at meetings held with class entities, investors, analysts or selected audience in Brazil or abroad; and

(iii)       evaluate the need to request to the Brazilian and foreign Stock Exchanges, always simultaneously, the suspension of the Securities trading for the time required for proper dissemination of the Privileged Information, in case it is imperative the disclosure of a Material Act or Event be made during trading hours.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

12. Who to Communicate to	Information on a Material Act or Fact must be communicated simultaneously to:
(i) CVM; (ii) SEC; and (iii) the Stock Exchanges.
13. Method of Disclosure	Disclosure of a Material Act or Fact involving the Company shall be made through publication on the website of Valor Econômico newspaper on the internet, that shall make available to the public, free of charge, such Material Act or Fact in its entirety at “www.valor.com.br/fatosrelevantes".

The Material Act or Fact shall also be disclosed at the Company´s investors’ relations website “http://ri.ambev.com.br”, and through the CVM’s electronic system available at its website “http://www.cvm.gov.br” and if required, to the stock exchanges where securities issued by the Company are traded.

The Investor Relations Officer may determine the additional disclosure of Material Act or Fact through publication on newspapers of wide-circulation normally used by the Company. Such publication may be made in summary form, provided that it indicates the addresses on the internet where the complete information is available to all investors, at least to the same extent as disclosed to CVM, the Stock Exchanges and SEC.

14. Privileged Information and Confidentiality Duty	The Bound Persons, as well as persons by virtue of their title, function or position within the Controlling Person, the Controlled Companies and the Affiliated Companies have the duty to (i) maintain confidential the information related to a Material Act or Fact to which they have had privileged access, up until its disclosure to the market, and (ii) make sure their subordinates and relying third parties act likewise, being jointly and severally responsible, with such persons, for any breach of the confidentiality duty.

For guidance purposes, in case of doubt as to the relevance of any Privileged Information, the Investor Relations Officer shall be contacted to clarify any questions.

15. Nondisclosure as Exception to the Rule	The general rule regarding Material Acts or Facts is that they must be promptly communicated and disclosed. In any case, not communicating and disclosing a Material Act or Fact constitutes an exception that shall be subject to specific analysis.

However, there are exceptional cases where indistinct disclosure of Privileged Information constituting a Material Act or Fact could jeopardize the Company’s legitimate interest.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

16. Procedures in Case of Nondisclosure of a Material Act or Fact by the Company	In such cases, nondisclosure of a Material Act or Fact related to the Company will be subject to the decision of the Controlling Shareholders or the Directors, as a case may be.

Should the Material Act or Fact in question relate to transactions that directly involve the Controlling Shareholders and such Controlling Shareholders decide not to disclose it, then they shall inform the Company’s Investor Relations Officer of such decision.

Even when the Directors or the Controlling Shareholders, as applicable, have made a decision not to disclose a Material Act or Fact, you are required to promptly disclose such Material Act or Fact, either directly or through the Investor Relations Officer, according to this Manual, in case the information is out of control or in case of unusual fluctuations of the quotes, prices or trading amounts of the Securities.

17. Request to CVM to Maintain Confidentiality	The Directors and the Controlling Shareholders may submit to CVM their decision to maintain confidential a Material Act or Fact exceptionally, because if disclosed, would in their judgment pose a manifest risk to the legitimate interests of the Company, in accordance with CVM Resolution No. 44/21.

Section II

18. Procedures for Communication of Information on Trading by Directors and Related Persons

The Directors, the Fiscal Council Members and the members of Technical or Consulting Bodies of the Company will be required to communicate the ownership of, and transaction involving Securities of the Company, or of its Controlling Persons or Controlled Companies, in the latter two cases only if regarding public companies whether held by them, directly, or by Related Persons.

The investment in, redemption, and trading of units of investment funds whose regulations provide that their equity portfolio consists exclusively of shares issued by the Company, its Controlling Person, or its Controlled Companies are deemed to be equivalent to trading involving Securities.

Such communication will be made as per the model found in Schedule II and forwarded to the Investor Relations Officer, and by the latter to the CVM and the Stock Exchanges, as per CVM stipulations. The information required by the provisions on trading made by the Company itself, its controlled and affiliated companies must also be forwarded.

Such communication to the Company must be made (i) in the first business day immediately after taking office, and (ii) within no more than five (5) days after each trading.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

Furthermore, on the first business day after taking office, the list of Related Persons shall also be sent, including the registration number in the National Registry of Legal Entities or the Individual Taxpayer’s Register, as the case may be, and any changes shall be notified within fifteen (15) days.
19. Procedures for Communication and Disclosure of Purchase or Sale of Material Ownership Interest
A material trade or series of trades refers to those through which the direct or indirect ownership interest of persons subject to the obligation is above or below the levels of five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively, for a given type or class of shares representing the Company's share capital, including, pursuant to the rules for calculation stipulated in the law, derivatives referenced to these shares and the acquisition of rights on these securities

The direct or indirect Controlling Shareholders as well as the shareholders who elect members to the Board of Directors or the Fiscal Council of the Company, as well as any natural or legal person or group of persons acting jointly or representing the same interest, must notify the Company - immediately on reaching the abovementioned levels of ownership interest - the details of material trades carried out, as required by CVM, using the format on Schedule TIII, and the Investor Relations Officer shall transmit them to CVM and to the Stock Exchanges if applicable, and shall update the corresponding field of the Company's Reference Form.

If there is a change or intention to alter the corporate control or the management structure of the Company, or in case of a purchase that gives rise to a tender offer obligation, the purchaser shall also disclose the information referred to on items I to V of the caput of article 12 of CVM Ruling No. 44/21, doing so through the channels referred to on item 13 above.

Section III

Policy on Securities Trading

20. Blackout Periods

The Bound Persons shall refrain from directly or indirectly trade their shares during all periods determined as a non-trading period by the Investor Relations Officer, through the issuance of a communication in such regard (each a “Blackout Period”). The Investor Relations Officer will not be required to provide a reason for his decision to determine a Blackout Period, and may even establish additional procedures applicable to certain recipients, which will be treated confidentially.

The same obligations apply to the direct or indirect Controlling Shareholders, the Controlled Companies and those persons who, by virtue of their title, function or position within the Controlling Person, the Controlled Companies and the Affiliated Companies, have knowledge of information regarding Material Acts or Facts involving the Company.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

21. Restriction to Trading in the Eminence of a Material Act or Fact

Except by the exceptions stipulated on item 23 of this Manual, the Company and Bound Persons are prohibited to trade Securities before disclosing a Material Act or Fact regarding the Company’s business.

It is presumed, relatively and according to a case-by-case analysis, for purposes of unlawful characterization, pursuant to Article 13, §1 of the CVM Resolution No. 44/21, that:

a)                the person who traded Securities, having a Relevant Act or Fact of the Company that had not yet been disclosed, made use of such Relevant Information in said trading;

b)               direct or indirect Controlling Shareholders, Directors and Fiscal Council Members, and the Company itself, in relation to transactions involving Securities issued by it, have access to all Privileged Information;

c)                direct or indirect Controlling Shareholders, Directors and Fiscal Council Members, and the Company itself as well as those who are a party to commercial, professional or confidential relations with the Company, such as independent auditors, stock analysts, consultants and institutions that integrates the Securities distribution system, who/which had access to relevant information that has not yet been disclosed, they know that it is Privileged Information;

d)               the Former Directors and Managers, when leaving their Company management positions prior to disclosure of Material Acts or Facts originated during their term of office, use such Privileged Information if they trade in Securities within a period of three (3) months after the date of their leaving, or until the Material Fact’s or Act’s public disclosure, whichever occurs first.

e)                are relevant, from the moment studies or analyzes started relating to incorporation operations, total or partial spin-off, merger, transformation, any form of corporate reorganization, business combination, change in the Company's control (including through the execution, amendment or termination of a shareholders' agreement), decision to cancel the Company's registration as a publicly-held company or change the environment or trading segment of its shares; and

f)                 are relevant, from the moment studies or analyzes started relating to the request for a judicial or extrajudicial reorganization and bankruptcy, carried out by the Company itself.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

22. Prohibition on Trading during the Period Preceding the Disclosure of Quarterly or Annual Financial Statement Information	The Company and the Bound Persons may not trade during the thirty (30) day period preceding disclosure or publication, as the case may be, of:
(i) the quarterly information of the Company (ITR); and

(ii)       the standardized financial statements of the Company (DFP).

The above restriction is independent of the assessment as to the existence of Material Information pending disclosure or intention in relation to the negotiation.

The same restriction applies to the period of thirty (30) days preceding any early disclosure of financial information.

23. Exceptions to General Restrictions on Trading with Securities

The assumptions stipulated on item 21 above shall not apply to private transactions in treasury shares related to the exercise of stock options under a stock option plan approved by a shareholders’ meeting of the Company, or to grants of stock to members of the management, employees, or service providers as part of compensation previously approved by a shareholders’ meeting.

The restriction stipulated on item 21 above shall not apply to the Bound Persons when covered by Individual Investment Plans as provided on item 26 below, nor shall the restriction stipulated on item 22 above be applicable if the additional requirements described therein are fulfilled.

The trading restrictions provided for in item 22 above are not applicable to:

(i) trading involving fixed income securities, when performed through operations with commitments combinations of repurchase by the seller and resale by the buyer, for settlement on a pre-established date, prior or equal to the maturity of the securities object of the transaction, carried out with profitability or remuneration parameters predefined;

(ii) operations aimed at fulfilling assumed obligations before the start of the blackout period arising from securities lending, exercise of stock options or sale by third parties and forward purchase and sale contracts; and

(iii) negotiations carried out by financial institutions and legal entities that are part of its economic group, provided it is performed in the normal course of its business and within parameters pre-established in this Manual.

The assumptions in item 21 also do not apply in the case stipulated on item (i) above.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

24. Restriction on Trading after Disclosure of Material Act or Fact

In the event set forth on item 21 above, even after the disclosure of a Material Act or Fact, the prohibition of Securities trading shall continue to prevail, in the event that it may - in the Company's judgment - interfere in the business conditions of the Company`s shares, in a manner to cause damage to the Company itself or to its shareholders, and such additional restriction must be informed by the Investor Relations Officer.

25. Individual Investment Plans

As mentioned on item 23 above, Individual Investment Plans may allow Bound Persons to trade Securities during the prohibited period stipulated on item 21 above, provided that:

(i)               they are formally notified in writing to the Investor Relations Officer prior to any trading;

(ii)             they irrevocably and irreversibly determine the dates and amounts of trades to be made by the participants; they are allowed to use algorithms and formulas which, once applied to a specific case, determine whether the trades will be made or not and, if they will be made, on which dates and which financial amounts will be involved;

(iii)            they are verifiable, including with respect to its institution and the implementation of any changes in its content;

(iv)            stipulate a minimum period of three (3) months for the plan itself, or any of its changes and cancellation to produce effect;

(v)               there is no more than one Individual Investment Plan simultaneously in effect for each Bound Person; and

(vi)            no trades are made that annul or mitigate the economic effects of transaction to be determined by the investment plan.

In addition, Individual Investment Plans may allow Bound Persons to trade the Company's shares during the periods stipulated on item 22 above, provided that, in addition to the above requirements:

(i) the Company has approved a schedule determining the specific dates for disclosure of the ITR and DFP forms; and

(ii) it requires its participants to revert to the Company any losses avoided or gains made from Securities trading arising from any changes to the dates of disclosure of the ITR and DFP forms, ascertained according to reasonable criteria specified on the plan.

At six-month intervals or more often, the Company’s Board of Directors shall verify the trades made by Bound Persons to the Individual Investment Plans formalized by them, in cases where these plans are used to allow trading during a prohibited trading period, subject to the other requirements described herein.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

Final Provisions

26. Direct and Indirect Trading

The prohibitions on trading and requirements concerning notifications set forth on this Manual apply to trades carried out either directly or indirectly by the Bound Persons, even when the trades by such persons or entities are conducted through:

(i) a company controlled by them;
(ii) third parties with whom a fiduciary agreement or a portfolio or stock management agreement has been entered into.

Trading made by an investment fund of which the Bound Person is a quotaholder will not be deemed an indirect trading, provided that:
(i) the investment funds are not exclusive; and
(ii) the decisions to trade made by the manager of the investment fund cannot be influenced by the quotaholders.

27. Responsibility of the Investor Relations Officer monitoring policies	The Investor Relations Officer is responsible for enforcing and monitoring the policies on this Manual, including (i) the disclosure and use of information, and (ii) Securities trading as well as the Individual Investment Plans.

28. Amendment to the Manual	This Manual was approved by the Board of Directors of the Company on March 1st, 2013, and amendments to this Manual were approved by the Board of Directors of the Company on August 27th, 2014; March 28th, 2016; May 15th, 2019; October 14th, 2021; October 29th, 2025; and August 12th and 13th 2026. Any new amendment to or revision shall be submitted to the Board of Directors of the Company and notified to CVM and the Stock Exchanges together with a copy of the resolution and the full contents of the documents that govern the Manual and are part of it.

29. Liability of Third Parties	The provisions of this Manual will not rebut liability of third parties under applicable rules and regulations, that are not directly linked to the Company but have knowledge of a Material Act or Fact and trade Securities.

30. Penalties	Without prejudice to other penalties provided by law, failure to comply with the provisions of this Manual will subject the offender to disciplinary sanctions in accordance with the internal regulations of the Company, including, without limitation, as the case may be: (i) warning, suspension or dismissal with cause, in accordance with the seriousness of the offense; and (ii) termination of the agreement executed with the Company, provided, further, the Company will be entitled to demand, in any case and only if dully owed, full indemnification for any losses eventually sustained by the Company, arising, either directly or indirectly, from such failure to comply.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

Schedule I

ADHESION FORM

to the Manual on Disclosure and Use of Information and Securities Trading Policy for Ambev S.A.

By this instrument, [insert name and identification details], residing and domiciled at [address], registered with the [Individual Taxpayers’ Registry] under No. [insert number] and bearer of Identification Card [indicate whether an RG or RNE] No. [insert number and issuing agency] (“Declarer”) in [his/her] capacity as [indicate title, function or relationship with the company] of Ambev S.A., a corporation headquartered at the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, registered with the Brazilian Federal Taxpayers’ Registry (CNPJ) under No. 07.526.557/0001-00 (“Company”), hereby declares to have full knowledge of the rules set forth in the Manual on Disclosure and Use of Information and Securities Trading Policy for Ambev S.A. (the “Manual”), a copy of which [he/she] has received, and which regulates the internal policies regarding the use and disclosure of Material Information and securities trading (as provided on the Manual), and hereby undertakes to conduct [himself/herself] at all times in compliance with such rules.

[insert place and date of execution]

[insert name of Declarer]

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

Schedule II

Trading in Securities of the Company or Publicly Listed Companies that control it or are controlled by it:
Period: [month/year]
Name of Purchaser or Seller

Identification Details	CNPJ/CPF
Date of Trade
Issuing Company
Type of trade and form of acquisition or disposal
Type of Security
Total Amount
Amount by Type or Class (shares)
Characteristics (other securities)
Price
Broker Used
Position before trading
Position after trading
Other Material Information

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 12 and 13, 2026

Schedule III

Purchase or Sale of Material Ownership Interest
Period: [month/year]
Name of Purchaser/Seller
Identification Details	CNPJ/CPF
Date of Trade
Issuing Company
Type of Transaction
Type of Security
Intended Amount
Amount per Type or Class
Price
Broker Used
Purpose of Interest
Number of shares and other securities and derivatives referenced to these shares for physical or financial settlement, specifying quantity and class
Indication of any agreement or contract regulating the exercise of voting rights or purchase and sale of securities issued by the Company
Other Material Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer